SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES NEW IR TEAM

São Paulo, Brazil, January 19, 2009 - Braskem (BOVESPA: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and the third-largest resin producer in the Americas, announces to the market the new responsible for its investor relations department.

Luiz Henrique Valverde, who has headed up the IR department for two-and-a-half years and helped to consolidate Braskem's relationship with the capital markets, is leaving the department to assume another position at the Company.

Luciana Ferreira, who has worked on the investor relations team since 2005 as IR Manager, will now become Braskem’s Investor Relations Director. Ms. Ferreira holds a bachelor’s degree in business administration and has worked for 10 years in investor relations.

Braskem takes this opportunity to reaffirm its commitment to corporate governance best practices through the pursuit of excellence in its communication with the capital markets, always guided by the principles of transparency and equitable treatment of all shareholders.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas. The company operates 18 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

Note that Braskem’s headquarter has moved. Our new address is Av. das Nações Unidas, 8501 – 25th floor – São Paulo – SP – CEP: 05.425-070

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Cintia Watai	Marina Dalben
IR Director	IR Specialist	IR Analyst
Tel: (55 11) 3576 9178	Tel: (55 11) 3576 9615	Tel: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.